Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-155491 of our report dated March 28, 2008, relating to the consolidated financial statements of Pro-Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” effective January 1, 2006, and the adoption of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting For Uncertainty in Income Taxes” on January 1, 2007, and to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus which is part of this Registration Statement, and to the reference to us under the heading “Experts” in the Prospectus.

/S/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 2, 2009